UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-8503

HAWAIIAN ELECTRIC INDUSTRIES RETIREMENT SAVINGS PLAN

Hawaiian Electric Industries, Inc.

1001 Bishop Street, Suite 2900, Honolulu, Hawaii 96813

REQUIRED INFORMATION

Financial Statements.  The statements of net assets available for benefits at December 31, 2016 and 2015, and the statement of changes in net assets available for benefits for the year ended December 31, 2016, Schedule H, Line 4i — Schedule of Assets (Held at End of Year) at December 31, 2016, together with notes to financial statements, and Accuity LLP’s and PricewaterhouseCoopers LLP’s Reports of Independent Registered Public Accounting Firms thereon, are filed as a part of this annual report, as listed in the accompanying index.

Exhibits.  The written consents of Accuity LLP and PricewaterhouseCoopers LLP with respect to the incorporation by reference of the Plan’s financial statements and supplemental schedule in registration statement No. 333-02103 on Form S-8 of Hawaiian Electric Industries, Inc. is filed as a part of this annual report and attached hereto as Exhibits 23.1 and 23.2, respectively.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HAWAIIAN ELECTRIC INDUSTRIES
RETIREMENT SAVINGS PLAN

Date: June 27, 2017	By:	HAWAIIAN ELECTRIC INDUSTRIES, INC.
PENSION INVESTMENT COMMITTEE
Its Named Fiduciary

	By:	/s/ Gregory C. Hazelton
Gregory C. Hazelton
Its Chairman

	By:	/s/ Kurt K. Murao
Kurt K. Murao
Its Secretary

Hawaiian Electric Industries

Retirement Savings Plan

Financial Statements and Supplemental Schedule

December 31, 2016 and 2015

Hawaiian Electric Industries

Retirement Savings Plan

Index

Page(s)

Reports of Independent Registered Public Accounting Firms	1—2

Financial Statements

Statements of Net Assets Available for Benefits December 31, 2016 and 2015	3

Statement of Changes in Net Assets Available for Benefits Year Ended December 31, 2016	4

Notes to Financial Statements December 31, 2016 and 2015	5—15

Supplemental Schedule

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) at December 31, 2016	16

Exhibits

Exhibit 23.1 — Consent of Independent Registered Public Accounting Firm (Accuity LLP)	17

Exhibit 23.2 — Consent of Independent Registered Public Accounting Firm (PricewaterhouseCoopers LLP)	18

Report of Independent Registered Public Accounting Firm

To the Audit Committee and

Pension Investment Committee of

Hawaiian Electric Industries, Inc.

We have audited the accompanying statement of net assets available for benefits of the Hawaiian Electric Industries Retirement Savings Plan (the “Plan”) as of December 31, 2016, and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental Schedule of Assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.  In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Accuity LLP

Honolulu, Hawaii
June 27, 2017

Report of Independent Registered Public Accounting Firm

To the Administrator of

Hawaiian Electric Industries Retirement Savings Plan

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of Hawaiian Electric Industries Retirement Savings Plan (the “Plan”) as of December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.  The statement of net assets available for benefits is the responsibility of the Plan’s management.  Our responsibility is to express an opinion on the statement of net assets available for benefits based on our audit. We conducted our audit of this financial statement in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets available for benefits is free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets available for benefits, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of net assets available for benefits presentation.  We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Los Angeles, California

June 10, 2016

Hawaiian Electric Industries

Retirement Savings Plan

Statements of Net Assets Available for Benefits

December 31	2016	2015

Assets
Plan interest in Master Trust
Investments, at fair value	$460,919,615	$428,195,142
Notes receivable from participants	7,135,749	7,510,554
Participant contributions receivable	446,755	442,487
Employer contributions receivable	51,188	42,787
Due from Fidelity	11,245	10,603
Total assets	468,564,552	436,201,573

Liabilities
Accounts payable	5,515	5,174
Net assets available for benefits	$468,559,037	$436,196,399

The accompanying notes are an integral part of these financial statements.

Hawaiian Electric Industries

Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31	2016

Additions
Investment income
Plan interest in Master Trust
Net appreciation in fair value of investments	$21,509,215
Dividends and interest	11,383,994
Total investment income	32,893,209
Master Trust interest from notes receivable from participants	377,241
Revenue credit	44,978
Contributions
Participants	23,717,163
Employer	1,610,217
Rollover	924,097
Total contributions	26,251,477
Total additions	59,566,905
Deductions
Distributions to participants	(27,143,024)
Administrative expenses and other	(61,243)
Total deductions	(27,204,267)
Net increase	32,362,638

Net assets available for benefits
Beginning of year	436,196,399
End of year	$468,559,037

The accompanying notes are an integral part of these financial statements.

Hawaiian Electric Industries

Retirement Savings Plan

Notes to Financial Statements

December 31, 2016 and 2015

1.                            Plan Description

The Hawaiian Electric Industries Retirement Savings Plan (the “Plan” or “HEIRS Plan”) was established by Hawaiian Electric Industries, Inc. (the “Company” or “HEI”) effective April 1, 1984.  The Plan is a defined contribution 401(k) plan that provides certain tax-favored retirement benefits to participating employees.  As of December 31, 2016, the Participating Employers in the Plan were HEI, Hawaiian Electric Company, Inc. (“Hawaiian Electric”), Maui Electric Company, Limited (“Maui Electric”), and Hawaii Electric Light Company, Inc. (“Hawaii Electric Light”).

Effective January 1, 2015, the HEIRS Plan was amended to add an eligible automatic contribution arrangement, under which eligible employees are automatically enrolled in the Plan.

Effective February 1, 2015, the HEIRS Plan was amended to add a Roth contribution feature and a Roth in-Plan conversion feature.  In March 2015, technical amendments were made to the HEIRS Plan at the request of the Internal Revenue Service (“IRS”) to complete the most recent determination letter process for the HEIRS Plan.  Additional amendments were also made with respect to the Roth features.

The following description of the Plan provides only general information.  Participants should refer to the Plan document for its detailed provisions, which are also summarized in the most recent prospectus for the Plan and in the summary plan description:

a.                   Plan Administration

HEI is the Administrator of the Plan.  The board of directors of HEI has established the Pension Investment Committee (“PIC”) to oversee the administration of the Plan and the investment options offered under the Plan.  The PIC has appointed an Administrative Committee to oversee the day-to-day administration of the Plan, which includes the discretionary authority to interpret the Plan’s provisions.  The PIC has also appointed an Investment Committee to oversee the day-to-day financial affairs of the Plan.  The Administrative and Investment Committees are comprised of employees of the HEI and its subsidiaries and are chaired by a member of the PIC.

The Participating Employers and the Plan currently pay the Plan’s administrative fees.  The Plan’s trustee and certain of the mutual funds offered under the Plan also provide revenue credits to the Plan, which are used to pay for Plan administration including recordkeeping.  Fees charged directly to the Plan that are not paid by revenue credits may be allocated to participant accounts.  Participants may also be assessed interest and fees related to participants’ notes receivable and withdrawals.

b.                   Eligibility

All nonbargaining unit employees of the Participating Employers (other than leased employees or contract employees hired for specific tasks or assignments) are eligible to participate in the Plan upon one hour of service.  Bargaining unit employees are eligible to participate in the Plan upon becoming “regular” employees under the terms of the applicable collective bargaining agreement (and subject to any future changes therein).  Participation in the Plan is voluntary for eligible employees.

c.                    Salary Deferral Contributions

Employees participate in the Plan by making salary deferral contributions of up to 30% of compensation, subject to a federal tax limit of $18,000 in 2016.

Hawaiian Electric Industries

Retirement Savings Plan

Notes to Financial Statements

December 31, 2016 and 2015

Participants who are age 50 or older, or who attain age 50 during the year, may elect to make catch-up contributions, as defined in the Plan, subject to a federal tax limit of $6,000 in 2016.

For purposes of calculating contributions to the Plan, compensation is defined as Box 1, W-2 earnings, modified to (a) exclude discretionary bonuses, fringe benefits, employer nonelective contributions to a cafeteria plan, reimbursements, moving and other expense allowances, and special executive compensation; and (b) include nontaxable elective contributions made by a Participating Employer to the Plan, a cafeteria plan, or a pretax transportation spending plan.  Special executive compensation is noncash compensation and nonqualified deferred compensation available only to a select group of management employees.

Federal tax law limits the amount of annual compensation that may be taken into account in determining contributions to the Plan.  The maximum limit was $265,000 in 2016.

d.                   Rollover Contributions

A participant or an eligible employee (whether or not a participant) may make a direct rollover to the Plan of an eligible rollover distribution from other qualified defined benefit or defined contribution plans (rollover).  The plan may accept direct rollovers of after-tax amounts from qualified retirement plans. The Administrative Committee may consider traditional rollovers by eligible employees.  To protect the tax-qualified status of the Plan, the Administrative Committee may ask the eligible employee to provide an opinion of counsel or other evidence to establish that the requirement for a traditional rollover have been satisfied.

e.                    Matching Contributions for New Employees

Effective May 1, 2011, the Participating Employers began matching the 401(k) contributions of their respective participants who were first employed (or deemed to be new employees under Section 1.2 of the Retirement Plan for Employees of Hawaiian Electric Industries, Inc. and Participating Subsidiaries) after April 30, 2011.  The amount of the match is 50% of the first 6% of annual compensation deferred by the participant (i.e., maximum matching contribution of 3% of the participant’s annual compensation).

f.                     Participant Accounts

Each participant has an individual account in the Plan, which may include one or more subaccounts.  Each participant is 100% vested in all of the participant’s subaccounts other than a matching contribution subaccount (if any).  A participant’s benefits equal the vested balance in the participant’s account at the time of distribution.  Each participant’s account is credited with the participant’s elective contributions, matching contributions, if applicable, and allocations of Plan earnings and gains or losses (whether realized or unrealized), and charged with an allocation of any administrative expenses paid directly by the Plan or charged directly to the participant’s account.  Individual expenses, such as fees associated with loans and distributions, are charged directly to a participant’s individual account.  Other administrative expenses, such as recordkeeping expenses, are paid through investment level expenses that are borne by participants in proportion to their investments in the designated investment alternatives that generate revenue credits for the Plan.  Participant accounts are valued at the end of each day that the New York Stock Exchange is open.

The Plan is intended to be an ERISA Section 404(c) plan, under which the fiduciaries of the Plan are relieved of liability for any losses that are the direct and necessary result of a participant’s or beneficiary’s exercise of control over the investments in his or her individual

Hawaiian Electric Industries

Retirement Savings Plan

Notes to Financial Statements

December 31, 2016 and 2015

account.  Participants are responsible for directing the investment of all amounts in their accounts using investment options offered under the Plan and for the performance of such investments.  The Plan currently offers various mutual funds and target-date funds, and a unitized common stock fund that consists of shares of HEI common stock and short-term liquid investments.  Participants may change their investment elections at any time.  If a participant does not choose an investment option for any portion of the participant’s account, such amounts are automatically invested in the age-appropriate Fidelity Freedom Index Fund or such other investment as the PIC may direct, pending other direction by the participant.

The portion of the Plan comprising the HEI Common Stock Fund is designated as an employee stock ownership plan (“ESOP”).  Amounts contributed to the Plan for investment in the HEI Common Stock Fund or transferred to the HEI Common Stock Fund from other investment alternatives become part of the ESOP component of the Plan.

Participants are not required to make any investment in the HEI Common Stock Fund, and there are two limitations on the amount a participant may invest in the HEI Common Stock Fund.  First, a participant may not direct more than 20% of any contribution to the HEI Common Stock Fund.  Second, participants and beneficiaries are prohibited from making transfers or exchanges from other investment alternatives into the HEI Common Stock Fund if the transfer or exchange would cause the participant’s or beneficiary’s investment in the HEI Common Stock Fund to exceed 20% of the participant’s or beneficiary’s total account balance.

g.                   Distributions

Distributions from participants’ accounts are generally made upon retirement, death, permanent disability or other termination of employment.  Distributions may be made in a single lump sum, or a retired or terminated participant may elect to receive partial distributions (once per year) until the participant’s account has been distributed in full or the participant elects to receive a single-sum distribution of the remaining account balance.  Retired participants may also elect to receive required minimum distributions from the Plan.

Account balances of $5,000 or less are automatically distributed upon termination of employment.  Any automatic distribution of more than $1,000 (but not more than $5,000) is made in the form of an automatic direct rollover to an Individual Retirement Account (“IRA”) designated by the Administrative Committee, unless the participant requests a cash distribution or a direct rollover to an IRA or tax-qualified retirement plan of the participant’s choosing.

Distributions from the HEI Common Stock Fund are in the form of HEI common stock or, if the participant so elects, cash (with any fractional shares paid in cash).  Distributions of HEI Stock Ownership Plan subaccounts invested in the HEI Common Stock Fund may be made in installments, generally over a period of no more than five years, or may be made in a single lump sum (in stock or in cash).

The participant’s account will be reduced by any unpaid note balance at the time of distribution.  However, unless rolled over, the balance of the unpaid note will be taxable to the participant.

h.                   Death Benefits

Upon the death of a participant, the full value of the participant’s vested account balance is payable as a death benefit to the participant’s designated beneficiary.

Hawaiian Electric Industries

Retirement Savings Plan

Notes to Financial Statements

December 31, 2016 and 2015

i.                      Withdrawals While Employed

Prior to termination of employment, salary deferral and catch-up contributions (and income earned on such contributions prior to 1989) and certain other contributions may be withdrawn in the event of hardship.  A participant who receives a hardship withdrawal is prohibited from making additional salary deferral contributions to the Plan for six months following the hardship withdrawal.

Upon request, a participant may withdraw certain contributions (and the associated investment earnings), including tax-deductible voluntary contributions and after-tax contributions no longer permitted under the Plan and after-tax and Roth rollover contributions.

Participants who elect to invest portions of their account balances in the HEI Common Stock Fund (the ESOP component of the Plan) may elect to receive cash distributions of periodic dividends attributable to such investments or may elect to have such dividends reinvested.  If the dividends are reinvested, they are fully vested.

A participant who is age 59½ or older may elect to receive an in-service distribution from his or her vested account balance once per year, except that in-service distributions are not permitted from a participant’s matching contribution subaccount.

j.                      Notes Receivable from Participants

Participants may borrow from their accounts.  All loans must be on commercially reasonable terms and be evidenced by a note.  The minimum note amount is $1,000, and the maximum amount of all notes under the Plan is limited to the lesser of $50,000, reduced by the highest outstanding note balance during the prior 12 months minus the outstanding note balance from the Plan on the date the note is made, or 50% of the participant’s vested account balance.  The term of a note generally may not exceed 5 years, except that a note used to purchase a principal residence may have a term of up to 15 years.  The interest rate on a note is set at the time a participant applies for the note.  The interest rate for 2016 was 2 percentage points above the Federal Reserve prime rate of interest as of the last working day of the month preceding the month the note was made.  All outstanding notes are collateralized by 50% of the participant’s vested account balance, determined when a note is approved.  No allowance for credit losses has been recorded as of December 31, 2016 or 2015.  If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the default will be a deemed distribution.  However, the participant’s account will not be reduced until a distributable event occurs under the terms of the Plan.  Notes outstanding at December 31, 2016 bear interest at various rates ranging from 3.5% to 9.25%.  Principal and interest payments are made ratably through payroll deductions.  Participants are allowed up to two notes outstanding at any one time from the Plan.

k.                   Vesting

Salary deferral contributions, including catch-up contributions, are fully vested when made.  Matching contributions for participants first employed after April 30, 2011 are subject to a six-year graded vesting schedule as noted below, except that such amounts become fully vested when the participant attains age 65 if the participant is still employed by a Participating Employer or another subsidiary of HEI that is not a Participating Employer.

Hawaiian Electric Industries

Retirement Savings Plan

Notes to Financial Statements

December 31, 2016 and 2015

Vested
Years of Vesting Service	Percentage

Less than 2 years	0%
2 years	20%
3 years	40%
4 years	60%
5 years	80%
6 or more years	100%

l.                      Forfeitures

Plan forfeitures are used to pay Plan administrative expenses and to reduce Participating Employers’ matching contributions.  Forfeitures of terminated nonvested account balances used for the year ended December 31, 2016 totaled $71,878.  The ending balances in the forfeiture accounts at December 31, 2016 and 2015 were $49,229 and $44,605, respectively.

m.               Collective Bargaining Agreement

At both December 31, 2016 and 2015, approximately 49% of the electric utilities’ employees were members of the International Brotherhood of Electrical Workers, AFL-CIO, Local 1260, which is the only union representing employees of the electric utilities.

2.                            Summary of Significant Accounting Policies

a.                   Basis of Accounting

The Plan prepares its financial statements under the accrual method of accounting.

b.                   Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

c.                    Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The PIC is responsible for the Plan’s valuation principles and utilizes information provided by the Plan’s investment advisers and custodian.  See Note 3 for a discussion of fair value measurements.  Net appreciation or depreciation in the fair value of investments includes realized and unrealized changes in the values of investments bought, sold, and held during the year.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

d.                   Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Interest income is recorded on the accrual basis.  Related fees are recorded as administrative expenses and are expensed when they are incurred.  If a participant ceases to make loan repayments and the plan administrator deems the participant

Hawaiian Electric Industries

Retirement Savings Plan

Notes to Financial Statements

December 31, 2016 and 2015

loan to be in default, the participant loan balance is treated as a deemed distribution and is recorded in distributions to participants.

e.                    Payment of Benefits

The Plan records benefits when they are paid.

f.                     Expenses

Certain expenses of maintaining the Plan, such as legal, audit, consulting and recordkeeping fees, are paid directly by the Participating Employers and are excluded from these financial statements.  Fees related to the administration of notes receivable from participants and distributions are charged directly to the participant’s account and are included in administrative expenses.  Investment related expenses are included in net appreciation in fair value of investments.

g.                   Risks and Uncertainties

The Plan may invest in various types of investment securities.  Investment securities are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

Approximately 15% of the Plan’s net assets at both December 31, 2016 and 2015, consisted of HEI common stock in the HEI Common Stock Fund.

h.                   Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-07: Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent).  This guidance simplifies disclosure requirements relating to investments for which fair value is measured using the net asset value per share, or its equivalent.  The update removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient.  Investments that calculate net asset value per share (or its equivalent), but for which the practical expedient is not applied, will continue to be included in the fair value hierarchy.  The update removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient.  A reporting entity should continue to disclose information on investments for which fair value is measured at net asset value as a practical expedient to help users understand the nature and risks of the investments and whether the investments, if sold, are probable of being sold at amounts different from net asset value.  The Plan expects to adopt ASU 2015-07 in 2017 and will be making the appropriate disclosures in the Plan’s financial statements for 2017.

In February 2017, the FASB issued ASU No. 2017-06, Employee Benefit Plan Master Trust Reporting, which removes the requirement to disclose the percentage interest in the master trust for plans with divided interests and requires that all plans disclose the dollar amount of their interest in each of those general types of investments. ASU No. 2017-06 also requires all plans to disclose (1) their master trust’s other asset and liability balances and (2) the dollar amount of the plan’s interest in each of those balances. The Plan expects to adopt the amendments in ASU No. 2017-06 in the first quarter of 2019 retrospectively and has not yet determined the impact of adoption.

Hawaiian Electric Industries

Retirement Savings Plan

Notes to Financial Statements

December 31, 2016 and 2015

i.                      Subsequent Events

The Plan Administrator has evaluated subsequent events through the date the financial statements were issued.

3.                            Fair Value Measurements

a.                   Fair Value of Financial Instruments

The following is a description of the valuation methodologies used for assets measured at fair value:

Mutual Funds

Valued using a market approach based on the daily closing price as reported by the fund.  Mutual funds held by the Plan are open-end mutual funds that are registered with the SEC.  These funds are required to publish their daily Net Asset Value (“NAV”) and to transact at that price.  The mutual funds held by the Plan are deemed to be actively traded.

HEI Common Stock Fund

Invests primarily in shares of HEI common stock with a fractional amount invested in interest-bearing cash equivalents.  The HEI Common Stock Fund is valued at NAV as a practical expedient using the market approach based on: (1) the closing price of the underlying HEI common stock held by the HEI Common Stock Fund reported on the last business day of the Plan year on the New York Stock Exchange and (2) the underlying cash equivalent investments in money market mutual funds valued at NAV.  The HEI Common Stock Fund trades daily without any prior redemption notice period.

Notes Receivable from Participants

The fair value of notes receivable from participants was estimated using a discounted cash flow analysis utilizing interest rates currently offered for new participant loans, and approximated its carrying value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values, which may be materially affected by market conditions and other circumstances.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

b.                   Fair Value Hierarchy

Accounting Standards Codification 820, Fair Value Measurements and Disclosures, provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The following are the three levels of the fair value hierarchy under this standard:

Level 1             Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access at the measurement date.

Level 2             Inputs are quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than

Hawaiian Electric Industries

Retirement Savings Plan

Notes to Financial Statements

December 31, 2016 and 2015

quoted prices that are observable for the asset or liability; or inputs that are derived principally from or corroborated by observable market data by correlation or other means.  If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3             Inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level of input that is significant to the fair value measurement in its entirety.

4.                            Interest in Master Trust

All of the invested assets of the HEIRS Plan are held together with all of the invested assets of the American Savings Bank 401(k) Plan (“ASB 401(k) Plan”) in a master trust (the “Master Trust”) pursuant to a Master Trust Agreement between HEI and American Savings Bank, F.S.B. and Fidelity Management Trust Company (the “Trustee”).  Each participating plan has an undivided interest in the Master Trust determined by the specific interest each participant has in their account.

The value of the Plan’s interest in the Master Trust is based on the beginning of the year value of the Plan’s interest in the Master Trust plus actual contributions, transfers and allocated investment income or loss less actual distributions and allocated administrative expenses.  At both December 31, 2016 and 2015, the Plan’s interest in the assets of the Master Trust was approximately 81%.  Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans based upon the daily valuation of the balances invested by each plan.

The assets of the Master Trust, including activities of the HEIRS Plan and ASB 401(k) Plan, and the Plan’s interest in the investments and notes receivable from participants were as follows:

December 31	2016	2015

Investments
Mutual funds	$486,617,815	$451,825,542
HEI Common Stock Fund	83,012,491	75,212,413
Total investments	569,630,306	527,037,955
Notes receivable from participants	10,329,773	10,851,986
Participant contributions receivable	508,566	508,126
Employer contributions receivable	1,879,476	1,811,636
Due from Fidelity	13,416	12,088
Accounts payable	(8,774)	(12,689)
Total net assets	$582,352,763	$540,209,102
Plan interest in Master Trust
Investments	$460,919,615	$428,195,142
Notes receivable from participants	7,135,749	7,510,554

Hawaiian Electric Industries

Retirement Savings Plan

Notes to Financial Statements

December 31, 2016 and 2015

The income of the Master Trust and the Plan’s interest in the income of the Master Trust were as follows:

Year ended December 31	2016

Net appreciation in fair value of investments
Mutual funds	$15,993,661
HEI Common Stock Fund	10,466,957
Dividends and interest	14,031,271
Total investment income	$40,491,889
Interest from notes receivable from participants	$535,323
Plan interest in Master Trust
Investment income	$32,893,209
Interest from notes receivable from participants	377,241

The Master Trust’s investments at fair value by level within the fair value hierarchy and the Plan’s percentage interest in each investment type were as follows:

	Quoted Prices
	in Active	Significant
	Markets for	Other
	Identical	Observable
	Assets	Inputs		Plan’s
December 31, 2016	(Level 1)	(Level 2)	Total	Interest

Investments
Mutual funds	$486,617,815	$—	$486,617,815	80%
HEI Common Stock Fund	—	83,012,491	83,012,491	86%
	$486,617,815	$83,012,491	$569,630,306

	Quoted Prices
	in Active	Significant
	Markets for	Other
	Identical	Observable
	Assets	Inputs		Plan’s
December 31, 2015	(Level 1)	(Level 2)	Total	Interest

Investments
Mutual funds	$451,825,542	$—	$451,825,542	80%
HEI Common Stock Fund	—	75,212,413	75,212,413	86%
	$451,825,542	$75,212,413	$527,037,955

Hawaiian Electric Industries

Retirement Savings Plan

Notes to Financial Statements

December 31, 2016 and 2015

Transfers between levels are recognized at the actual date of the event or circumstance that caused the transfer.  There were no transfers between levels of the fair value hierarchy during 2016.

There were no Level 3 investments held by the Master Trust as of December 31, 2016 and 2015.

The Trustee has the power and authority to borrow funds from a bank not affiliated with the Trustee in order to provide sufficient liquidity to process Plan transactions in the HEI Common Stock Fund in a timely fashion; provided that the cost of such borrowing shall be allocated to the HEI Common Stock Fund.  There were no such transactions for the Plan during 2016.

5.                            Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time or to terminate the Plan, and each Participating Employer has the right to discontinue its contributions or terminate its participation.  In the event of Plan termination, affected participants become 100% vested in their accounts to the extent then funded.

6.                            Federal Income Taxes

The Plan and Master Trust are qualified under the Internal Revenue Code (“Code”) and are exempt from federal income taxes under Sections 401(a) and 501(a) of the Code.  On January 16, 2015, the IRS issued the latest favorable determination letter covering the Plan.  This latest determination letter does not cover amendments made to the Plan since January 1, 2013.  The Company and its outside ERISA/tax counsel believe that the amendments made since January 1, 2013 meet applicable federal tax law requirements.

The Company is not aware of any Code or ERISA violations that would jeopardize the Plan’s tax exempt status and, as of December 31, 2016 and 2015, has concluded that there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.  The Plan is periodically audited by the IRS and the U.S. Department of Labor; however, there are currently no audits in progress.  The Company believes that the Plan is no longer subject to income tax examinations for tax years prior to 2013.

7.                            Related-Party Transactions

Certain Plan investments represent shares of mutual funds managed by Fidelity Management and Research Company (“FMR”).  Fidelity Management Trust Company (“FMTC”), an affiliate of FMR, is the Trustee of the Plan, and therefore, transactions with FMR qualify as party-in-interest transactions for which a prohibited transaction exemption exists.

Effective January 1, 2012, a revenue credit program (“RCP”) for the Plan was implemented by FMTC under which credits are provided for the payment of expenses.  Certain recordkeeping, legal and consulting fees incurred by the Plan are included as administrative expenses in the Statement of Changes in Net Assets Available for Benefits because they are paid through the RCP.  During the year ended December 31, 2016, the RCP credits used to pay expenses amounted to approximately $40,000.  During the year ended December 31, 2016, fees for recordkeeping services provided by Fidelity Investments Institutional Operations Company, Inc., an affiliate of both FMR and FMTC, amounted to approximately $41,000, and were paid through the RCP and any amounts owing in excess of the revenue credits were paid by the Participating Employers.

Hawaiian Electric Industries

Retirement Savings Plan

Notes to Financial Statements

December 31, 2016 and 2015

Plan participants may also elect to invest in the HEI Common Stock Fund, which consists of shares of HEI common stock and short-term liquid investments.  Since HEI is the Plan sponsor, investments in the HEI Common Stock Fund are party-in-interest transactions under the prohibited transaction rules of ERISA for which a statutory exemption exists.  During the year ended December 31, 2016, the Master Trust made purchases of 295,296 shares of HEI common stock for a total purchase price of $7.7 million and sales of 393,335 shares of HEI common stock for total sales proceeds of $10.4 million.

Hawaiian Electric Industries Retirement Savings Plan

EIN:  99-0208097, Plan:  003

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2016

		(c)
	(b)	Description of Investment Including	(e)
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	Current
(a)	Lessor, or Similar Party	Collateral, Par, or Maturity Value	Value

*	Plan interest in the Master Trust		$460,919,615

*	Participant Loans	664 loans with interest rates from 3.5% to 9.25%, maturing 2017 through 2031	7,135,749

			$468,055,364

*     Party in interest

NOTE:

Participant loans are legally held by the Hawaiian Electric Industries Retirement Savings Plan and American Savings Bank 401(k) Plan Master Trust (“DFE”), however Form 5500 Instructions and the Department of Labor’s electronic filing system require that the participant loans be reported at the individual plan level.  As such, the participant loans and attendant interest are reported in the individual plans’ Form 5500 and not in the DFE’s Form 5500.